

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Biolargo, Inc.
Charles K. Dargan II, Chief Financial Officer
16333 Phoebe Ave.
La Mirada, CA 90638

> **Re:** **Biolargo, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 0-19709**

Dear Mr. Dargan:

We have reviewed your response to our comment letter dated October 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Item 9A. Controls and Procedures, page 37

Management's Report on Internal Control over Financial Reporting, page 37

1. We note your response to prior comment two in our letter dated October 5, 2010 and appreciate the additional information. We note that you are not planning to amend your Form 10-K for the year ended December 31, 2009 to include management's report on internal control over financial reporting. Please be advised, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and the company would be considered not timely or current in its Exchange Act reporting.

Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010

Exhibits 31.1 and 31.2

2. We note your response to prior comment three in our letter dated October 5, 2010; however, your certifications included in your Form 10-Q filings for the periods ended March 31, 2010 and June 30, 2010 do not materially comply with the requirements of Item 601(b)(31) of Regulation S-K as they omit the introductory language in paragraph 4 and required language in paragraph 4(b) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. Therefore, we continue to believe that you should amend your above mentioned Form 10-Q filings to include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief